VIA EDGAR TRANSMISSION	July 25, 2022

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Liz Packebusch

Re:	Dakota Gold Corp. Registration Statement on Form S-3 (File No. 333-266155)

Ladies and Gentlemen:

Pursuant to Rule 461 (“Rule 461”) promulgated under the Securities Act of 1933, Dakota Gold Corp., a corporation incorporated under the laws of Nevada (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 P.M., Eastern Standard Time, on July 27, 2022 or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an authorized officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

If you have any questions concerning this letter, or if you require any additional information, please contact Michael J. Hong of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2227 or by email (michael.hong@skadden.com).

Very truly yours,

Dakota Gold Corp.

By:	/s/ Jonathan Awde
Jonathan Awde
Chief Executive Officer

cc: Michael J. Hong, Esq., Skadden, Arps, Slate, Meagher & Flom LLP